Antisoma plc
West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.



SUPPL

Tuesday 05 September 2006


06016728

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

dw 9/12

Second dramatic response seen with Antisoma's AS1411 in renal cancer

London, UK and Louisville, Kentucky, 5 September 2006 - Antisoma today announces that a second late-stage renal cancer patient in its phase I trial of AS1411 has experienced major tumour shrinkage. This follows a similar case reported earlier from the same trial.

The latest responder had four separate tumours at different sites, with an aggregate total diameter before treatment of almost 20cm. Six months after starting treatment with AS1411 overall tumour shrinkage was around 70%, clearly qualifying as a partial response. This outcome is particularly notable because the patient had relapsed after three prior therapies: interleukin-2, gemcitabine and interferon plus Avastin.

Dr Damian Laber, Principal Investigator in the trial commented: "It is exciting to see a second case of profound tumour shrinkage in this relatively small study. We are particularly encouraged to see a response like this in a patient who has already failed several previous therapies."

Full data from the AS1411 trial will be presented at the European Society of Medical Oncology (ESMO) meeting on October 1st by Professor Donald Miller, Director of the Brown Cancer Center in Louisville, Kentucky, where the trial was conducted. Following its extension last year, the trial includes twelve patients with renal cancer and five with lung cancer.

Glyn Edwards, Antisoma's CEO, said: "We are delighted to see further clinical evidence for AS1411 activity against renal cancer. We are also seeing activity across a wide range of other solid and blood cancers in preclinical studies. These findings, together with the very benign safety profile seen so far, make us very excited about the potential of AS1411."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.



Notes for Editors:

The response of tumours to treatment is commonly measured using RECIST (Response Evaluation Criteria in Solid Tumours) to evaluate tumours imaged on CT or other scans. Possible outcomes include complete response (disappearance of all tumours), partial response (more than 30% but less than 100% reduction in the sum of the longest diameters of 'target' tumour lesions), stable disease (between a 30% reduction and a 20% increase in the sum of lesion measurements) and progressive disease (greater than 20% increase in the sum of lesion sizes or appearance of new lesions). The patient described in this release therefore had a clear partial response.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.